UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

GE HEALTHCARE TECHNOLOGIES INC.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

36266G 107
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36266G 107	SCHEDULE 13G	Page 2 of 6

1	NAME OF REPORTING PERSON General Electric Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 453,926,139 (See Note 1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 453,926,139 (See Note 1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 453,926,139 (See Note 1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 100% (See Note 2)
12	TYPE OF REPORTING PERSON CO

Note 1: As of December 31, 2022, General Electric Company (“GE”) beneficially owned 100% of the shares of common stock (“Common Stock”) outstanding of GE HealthCare Technologies Inc. (the “Company”). The shares reported are the number owned as of December 31, 2022. On January 3, 2023, GE completed the separation of the Company through the distribution of approximately 80.1% of the shares of Common Stock of the Company to holders of GE’s common stock (the “Spin-Off”). Immediately following the Spin-Off, GE directly owned 90,331,302 shares, or approximately 19.9%, of the outstanding shares of Common Stock. Pursuant to a Stockholder and Registration Rights Agreement, dated as of January 2, 2023 (the “Stockholder and Registration Rights Agreement”), between GE and the Company, GE granted to the Company a proxy to vote the shares of Common Stock owned by GE immediately after the distribution in proportion to the votes cast by the Company’s other stockholders.

Note 2: The denominator for this calculation is based on 453,926,139 shares of Common Stock outstanding as of January 3, 2023, as reported in the Company’s Form 4 for GE filed with the U.S. Securities and Exchange Commission on January 5, 2023.

CUSIP No. 36266G 107	SCHEDULE 13G	Page 3 of 6

Item 1.	(a)	Name of Issuer:

GE HealthCare Technologies Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

500 W. Monroe Street, Chicago, Illinois 60661

Item 2.	(a)	Name of Person Filing:

General Electric Company

	(b)	Address of Principal Business Office, or if none, Residence:

5 Necco Street, Boston, Massachusetts 02210

	(c)	Citizenship:

New York

	(d)	Title of Class of Securities:

Common Stock, $0.01 par value

	(e)	CUSIP Number:

36266G 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[__] Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[__] Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	[__] An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);
	(f)	[__] An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);
	(g)	[__] A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[__] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or
	(j)	[__] Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.
	(k)	[__] A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

CUSIP No. 36266G 107	SCHEDULE 13G	Page 4 of 6

Item 4.	Ownership.

(a)-(c)

The responses of the Reporting Person to Rows 5, 6, 7, 8, 9 and 11 in the cover page to this Section 13G are incorporated herein by reference.

Additional Note: On January 3, 2023, GE completed the Spin-Off. Immediately following the Spin-Off, GE directly owned 90,331,302 shares, or approximately 19.9% of Common Stock. Pursuant to the Stockholder and Registration Rights Agreement, GE granted to the Company a proxy to vote the shares of Common Stock owned by GE in proportion to the votes cast by the Company's other stockholders.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP No. 36266G 107	SCHEDULE 13G	Page 5 of 6

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 36266G 107	SCHEDULE 13G	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

GENERAL ELECTRIC COMPANY

By:	/s/ Brandon Smith
	Name:	Brandon Smith
	Title:	Chief Corporate, Securities & Finance Counsel